Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Purism, SPC
50 California Street #1500
San Francisco, CA 94111
https://puri.sm/

Up to $1,235,000.00 in Common Stock at $4.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Purism, SPC
Address: 50 California Street #1500, San Francisco, CA 94111
State of Incorporation: WA
Date Incorporated: November 19, 2014

Terms:

Equity

Offering Minimum: $15,000.00 | 3,750 shares of Common Stock
Offering Maximum: $1,235,000.00 | 308,750 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.00
Minimum Investment Amount (per investor): $500.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Time-Based Perks</u>

Earliest 1k

Invest $1,000+ within the first 72 hours and receive 5% bonus shares and a $25 coupon for any Purism product.

Earliest 5k

Invest $5,000+ within the first 72 hours and receive 10% bonus shares and a $150 coupon for any Purism product.

Earliest 25k

Invest $25,000+ within the first 72 hours and receive 15% bonus shares and a $999 coupon for any Purism product.

Early 5k

Invest $5,000+ within the first two weeks and receive 5% bonus shares.

Early 25k

Invest $25,000+ within the first two weeks and receive 10% bonus shares.

Flash Perk Week 5 (February 26 - March 1)

Invest $10,000+ and get a 10% bonus and a $500 coupon for any Purism product.

Flash Perk Week 10 (April 1 - April 5)

Invest $10,000+ and get a 10% bonus and a $500 coupon for any Purism product.

<u>Volume-Based Perks</u>

Mid 1k

Invest $1,000+ and get a $25 coupon for any Purism product.

Mid 5k

Invest $5,000+ and get a 5% bonus shares and a $150 coupon for any Purism product.

Mid 25k

Invest $25,000+ and receive 10% bonus shares and a $999 coupon for any Purism product.

Mid 500k

Invest $500,000+ and receive 15% bonus shares, a one-on-one strategy session with Todd, and a $1,399 coupon for any Purism product.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<p align="center">The 10% StartEngine Owners' Bonus</p>

Purism will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 200 shares of Common Stock at $4.00 / share, you will receive 220 shares of Common Stock, meaning you'll own 220 shares for $800. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Description

At Purism, we're not just building technology; we're cultivating a movement. Our top-tier computers, phones, and services are designed so you are in control of your digital life.

Purism aims to disrupt the tech landscape by offering products that champion freedom, privacy, and security with you in control; drastically different from our tech giant competitors.

We are fiercely committed to reshaping the tech industry — CNBC recognized Purism for our "Made in USA" phone, securing the supply chain of technology made on U.S. soil.

We believe Purism is not only a vision, it's a thriving ecosystem. Accomplishing what was once thought impossible, we created a phone and OS that avoids Big Tech and have shipped tens-of-thousands of devices.

Corporate Structure

Purism, Inc. was incorporated in Washington on November 19, 2014. On February 13, 2017, Purism, Inc. amended its Articles of Incorporation to become Purism, SPC, a Washington Social Purpose Corporation.

Intellectual Property

Patent Applications:

Number: 16457328; Date: 06/28/2019; Title: Electronic Kill and Physical Cover Switch; Purism Owned

Trademarks:

Purism, PureOS

Copyrights:

Hundreds of software projects authored by Purism, SPC released under GPL licensing.

Active Domains:

puri.sm, pureos.net, librem.one

Settlement Negotiations

Purism is currently engaged in settlement negotiations with a Plaintiff (the "Parties") for breach of contract claims on a convertible promissory bridge note, resulting in two possible settlement schemes. The first scheme is to repay the $591,933.23 claimed by Plaintiff through a transfer of 833 units of Purism held inventory into Plaintiffs possession and control, based on the cost of the units of inventory. Each unit of inventory is comprised of a Librem 5 phone, battery, charger, and cable. The units would be transferred at an agreed-upon time shortly after full execution of a settlement agreement. The second scheme is to repay the $591,933.23 claimed by monthly payments based on Purism's gross sales. In this scheme, Stripe-generated reports on Purism's gross product sales for each month would be sent to Plaintiffs representative on the first day of the next month. Purism would then pay Plaintiff 3% of the report gross product sales, or $6,000.00, whichever is greater, until satisfaction of the amount owed. This monthly payment scheme includes a stipulated judgment in which the parties execute, but do not file, a stipulated judgment in Plaintiffs favor for the entire $591,933.23, less any payments already made by Purism. This stipulated judgment is to be held in the event of a default.

The description of the above two settlement schemes is a statement of contemplated settlement terms as of December 20, 2023 and does not represent any firm or definite terms agreed to by either party. The Parties have not yet reached a settlement agreement, though steps have been taken to ascertain the feasibility of the inventory transfer option.

If no settlement is reached or there is a breach of the terms of our potential settlement, the potential impact to the company would be liquidating assets of Librem 5 to satisfy the $591,933.23 in full. These potential outcomes could negatively impact your investment.

Competitors and Industry

Competitors

Purism competes with the likes of Apple, Google, Microsoft, Dell, Lenovo, and RedHat. Purism differentiates itself from it's competition by providing what it believes is the only fully auditable security offering by building hardware, software, and services under the full cryptographic control of the owner. Purism focuses on Hardware, Operating System, Services, App Store, Security by Design, Secure Supply Chain, US Manufacturing and Fully Auditable Code.

Purism believes it is capable of growing as an alternative competitor to the tech giants. Purism creates products and services designed to preserve customer freedoms, including simple and powerful hardware kill switches for camera and microphone, neutralizing known low-level hardware backdoors by default, and developing a truly convergent freedom-respecting operating system. Purism's commitment to security ensures customer laptops and smartphones protect their privacy by default.

Distinct from tech giants, Purism is a Social Purpose Corporation committed to prioritizing users over profits. Purism releases hardware schematics and all source code is public, guaranteeing no mystery backdoors, unauthorized data transmissions, nor mandatory registrations. This puts the power and control into the hands of the users, while stripping it away from the Big Tech competition.

Market & Industry

Purism is tackling a market dominated by companies such as Apple, Google, and Microsoft. Notably, Purism achieved $8 million in revenue in 2022, showcasing solid YoY growth from $5 million in 2021. Purism has grown mostly from revenue initially from crowdfunding, raising $2.5 million for the Librem 5 phone in 2018, over $400,000 for the Librem 13 laptop in 2015, and nearly $600,000 for the Librem 15 laptop in 2014. Purism has the Librem 16 laptop in the pipeline, driving market expansion tied to product convenience. With nearly $13 million raised through four convertible note series, Purism believes it's best positioned to disrupt the Big Tech giants.

Current Stage and Roadmap

Current Stage

Purism currently sells the following products:

Phones

- Librem 5: $1,299+

- Liberty Phone: $2,199+

Computers

- Librem 14 laptop: $1,599+

- Librem Mini: $799+

Tablet

- Librem 11: $999+

1U Server

- Librem Server: $2,999+

USB Security Token

- Librem Key: $59

PureOS/Store

- Included/Free for Consumers

- Contracted for Businesses and Governments

Librem One

- Bundle of Cloud Services: $9/mo

- Contracted for Businesses and Governments

Librem AweSIM

- Privacy Cellular Service: $99/mo

Future Roadmap (2024)

Hardware

- Librem 16 laptop: ETA Q2 2024

Software

- PureOS advancements: Ongoing

- More mobile applications: Ongoing

Services

- Increase cloud services offering as part of Librem One, with each service addition (cloud, backups, transfers, documents) coming on a monthly roll-out starting in Q2 2024.

Enterprise/Governmental Sales

- Expand outbound enterprise and government sales team

- Market to and attend conferences around governmental sales and security markets.

The Team

Officers and Directors

Name: Todd Weaver

Todd Weaver's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, and Director
  Dates of Service: October, 2014 - Present
  Responsibilities: Managing all aspects of the company, product, financial, sales, marketing, research and development, and operations. Todd currently receives a salary compensation in an amount that fluctuates based on business success.

Other business experience in the past three years:

- Employer: Carmel Unified School District
  Title: Board Trustee
  Dates of Service: August, 2019 - November, 2020
  Responsibilities: Todd served as a Board Trustee for Carmel Unified School District.

Name: Nicole Faerber

Nicole Faerber's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer (CTO)
  Dates of Service: September, 2016 - Present
  Responsibilities: Nicole's responsibilities are product development and innovation, finding and managing sources, leading technology and development.In the past 7 years I was especially building up and leading the Librem5 phone development team. Nicole currently receives salary compensation in the amount of $61,440 for this role.

Other business experience in the past three years:

- Employer: N. Faerber & P. Kirchner GbR
  Title: CEO
  Dates of Service: December, 1999 - Present
  Responsibilities: I am co-owner and co-CEO of this small business in Germany, together wtih my partner Petra Krichner.

Other business experience in the past three years:

- Employer: ID3P - Independent 3rd Party
  Title: CEO, Founder
  Dates of Service: June, 2016 - Present
  Responsibilities: Technology consulting especially concerning embedded and mobile solutions based on open source and free software, license compliance engineering and consulting

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be

exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of

your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our computers and mobile devices. Delays or cost overruns in the development of our computers and mobile devices and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Market Competition
Intense competition in the computer technology industry may lead to pricing pressures, reduced profit margins, and loss of market share.

Rapid Technological Changes
The industry is subject to rapid technological advancements, and failure to adapt to emerging technologies or trends could result in the company becoming obsolete.

Intellectual Property Risks
The company's success relies heavily on its ability to protect its intellectual property. Legal challenges, patent disputes, or failure to secure and enforce intellectual property rights may impact the business.

Cybersecurity Threats
Given the focus on private and secure devices, any breach of cybersecurity measures could lead to unauthorized access, data theft, and damage to the company's reputation.

Regulatory Compliance
Evolving regulations related to data privacy, security, and technology standards may require significant investments to ensure compliance, and non-compliance could result in legal consequences or business disruptions.

Supply Chain Disruptions
Dependencies on third-party suppliers for components or manufacturing may expose the company to risks such as shortages, production delays, or cost increases due to geopolitical tensions or natural disasters.

Global Economic Conditions
Economic downturns or geopolitical instability may impact consumer spending, leading to reduced demand for high-end technology products.

Customer Dependency
If a significant portion of the company's revenue comes from a small number of clients or industries, the loss of a key customer could have a material adverse effect on financial performance.

Product Development Risks
Delays or failures in the development and launch of new products may impact the company's ability to stay competitive and meet customer demands.

Litigation Risks
The company may face legal challenges, including product liability claims, regulatory investigations, or lawsuits, which could result in financial losses and damage to the brand image.

Foreign Exchange Risks
If the company operates internationally, fluctuations in exchange rates could affect financial results when translating foreign currency-denominated transactions into the reporting currency.

Adoption of New Technologies
Slow adoption of the company's new technologies or services by consumers or enterprises may impact revenue growth and market share.

Security Vulnerabilities
If customers raise concerns about security vulnerabilities in the company's devices or software, it could lead to a loss of credibility and customer confidence in the brand's commitment to privacy.

Customer Support Issues
Inadequate customer support, including slow response times, difficulty in reaching support staff, or ineffective issue resolution, may result in increased customer dissatisfaction and negative word-of-mouth.

Product Recalls
Recalls due to safety issues, regulatory non-compliance, or other factors can result in negative publicity, financial losses, and damage to the brand's reputation.

Difficulty in Returns and Refunds

If the company's return and refund processes are perceived as complex or burdensome, it may contribute to negative customer experiences and potential complaints.

Social Purpose Corporation

As a Social Purpose Corporation the articles of incorporation list various priorities of focus the Company finds of benefit for society ahead of maximizing shareholder value. Purism, SPC has incorporated as a Social Purpose Corporation instead of a traditional "C-Corp" or "501(c)(3)." One of the most significant differences offered by a Social Purpose Corporation's legal mandate is that the directors and officers must factor in creating a positive benefit to the community and company purpose along with shareholder interests when making decisions. By being required to consider the Company's social mission, the directors and officers may make decisions that are not completely and fully focused on strictly financial returns. As such, an investor in the company must acknowledge and agree that the Company's social mission constitutes as benefit to the investor, albeit not a completely financial one.

Settlement negotiations for promissory bridge note

Purism is currently engaged in settlement negotiations with a Plaintiff (the "Parties") for breach of contract claims on a convertible promissory bridge note, resulting in two possible settlement schemes. The first scheme is to repay the $591,933.23 claimed by Plaintiff through a transfer of 833 units of Purism held inventory into Plaintiffs possession and control, based on the cost of the units of inventory. Each unit of inventory is comprised of a Librem 5 phone, battery, charger, and cable. The units would be transferred at an agreed-upon time shortly after full execution of a settlement agreement. The second scheme is to repay the $591,933.23 claimed by monthly payments based on Purism's gross sales. In this scheme, Stripe-generated reports on Purism's gross product sales for each month would be sent to Plaintiffs representative on the first day of the next month. Purism would then pay Plaintiff 3% of the report gross product sales, or $6,000.00, whichever is greater, until satisfaction of the amount owed. This monthly payment scheme includes a stipulated judgment in which the parties execute, but do not file, a stipulated judgment in Plaintiffs favor for the entire $591,933.23, less any payments already made by Purism. This stipulated judgment is to be held in the event of a default. The description of the above two settlement schemes is a statement of contemplated settlement terms as of December 20, 2023 and does not represent any firm or definite terms agreed to by either party. The Parties have not yet reached a settlement agreement, though steps have been taken to ascertain the feasibility of the inventory transfer option. If no settlement is reached or there is a breach of the terms of our potential settlement, the potential impact to the company would be liquidating assets of Librem 5 to satisfy the $591,933.23 in full. These potential outcomes could negatively impact your investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Todd Weaver	18,750,000	Common Stock	100.0%

The Company's Securities

The Company has authorized Common Stock, Convertible Note Series I, Convertible Note Series II, Convertible Note Series III, and Convertible Note Series IV. As part of the Regulation Crowdfunding raise, the Company will be offering up to 308,750 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 18,750,000 outstanding.

Voting Rights

One Vote Per Share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Right of First Refusal

Pursuant to a provision in the Company's Bylaws, the Company has a right to purchase any shares proposed to be transferred by any holders. The Company has waived this right with respect to any shares issued in this regulation crowdfunding offering. This means that investors in this offering will not be subject to the Right of First Refusal provision in the Bylaws. This does not guarantee future liquidity.

Convertible Note Series I

The security will convert into Such equity securities sold in the qualified financing and the terms of the Convertible Note Series I are outlined below:

Amount outstanding: $295,000.00
Maturity Date: January 01, 2018
Interest Rate: 3.0%
Discount Rate: 22.0%
Valuation Cap: None
Conversion Trigger: Qualified Financing of $1,000,000.00, Change of Control

Material Rights

The amount outstanding includes $45,000 in interest as of December 31, 2023.

The majority of noteholders in this series desire to convert to Common Stock upon closing of this capital raise. Based on the discussions with the noteholders, the Company expects the notes to convert to 89,975 shares of Common Stock. Even though the Company expects the notes to convert to Common Stock, there is a chance that they will not convert and that they will remain debt.

Convertible Note Series II

The security will convert into Such equity securities sold in the qualified financing and the terms of the Convertible Note Series II are outlined below:

Amount outstanding: $2,717,191.54
Maturity Date: December 31, 2019
Interest Rate: 3.0%
Discount Rate: 12.0%
Valuation Cap: None
Conversion Trigger: Qualified Financing of $2,000,000.00, Change of Control

Material Rights

The amount outstanding includes $354,416.29 in interest as of December 31, 2023.

The majority of noteholders in this series desire to convert to Common Stock upon closing of this capital raise. Based on the discussions with the noteholders, the Company expects the notes to convert to 760,814 shares of Common Stock. Even though the Company expects the notes to convert to Common Stock, there is a chance that they will not convert and that they will remain debt.

Convertible Note Series III

The security will convert into Such equity securities sold in the qualified financing and the terms of the Convertible Note Series III are outlined below:

Amount outstanding: $2,569,392.00
Maturity Date: December 31, 2023
Interest Rate: 3.0%
Discount Rate: 10.0%
Valuation Cap: None
Conversion Trigger: Qualified Financing of $10,000,0000.00, Change of Control

Material Rights

The amount outstanding includes $275,292.00 in interest as of December 31, 2023.

The majority of noteholders in this series desire to convert to Common Stock upon closing of this capital raise. Based on the discussions with the noteholders, the Company expects the notes to convert to 706,583 shares of Common Stock. Even though the Company expects the notes to convert to Common Stock, there is a chance that they will not convert and that they will remain debt.

Convertible Note Series IV

The security will convert into Such equity securities sold in the qualified financing and the terms of the Convertible Note Series IV are outlined below:

Amount outstanding: $8,629,586.68
Maturity Date: December 31, 2026
Interest Rate: 3.0%
Discount Rate: 8.0%
Valuation Cap: $0.00
Conversion Trigger: Qualified Financing of $50,000,000.00, Change of Control

Material Rights

The amount outstanding includes $712,534.68 in interest as of December 31, 2023.

The majority of noteholders in this series desire to convert to Common Stock upon closing of this capital raise. Based on the discussions with the noteholders, the Company expects the notes to convert to 2,329,988 shares of Common Stock. Even though the Company expects the notes to convert to Common Stock, there is a chance that they will not convert and that they will remain debt.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Working Capital, R&D, Procurement.
  Date: December 05, 2017
  Offering exemption relied upon: 506(c)

- Type of security sold: Convertible Note
  Final amount sold: $2,362,775.25
  Use of proceeds: Working Capital, R&D, Procurement.
  Date: July 11, 2018
  Offering exemption relied upon: 506(c)

- Type of security sold: Convertible Note
  Final amount sold: $2,294,100.00
  Use of proceeds: Working Capital, R&D, Procurement.
  Date: March 30, 2020
  Offering exemption relied upon: 506(c)

- Type of security sold: Convertible Note
  Final amount sold: $7,916,052.98
  Use of proceeds: Working Capital, R&D, Procurement.
  Date: May 25, 2022
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $5,106,692 compared to $8,197,007 in fiscal year 2022.

The increase can be attributed to the Company's proactive measures to overcome challenges posed by pandemic-related manufacturing constraints and global supply chain delays, allowing it to efficiently address backlogged demand and streamline manufacturing processes.

Cost of sales

Cost of Sales for fiscal year 2021 was $3,518,402 compared to $4,234,581 in fiscal year 2022.

The increase cost of sales can be attributed to the prevailing global supply chain shortage. Throughout this period, the company incurred higher expenses by procuring more costly components, acquiring parts only available in larger quantities, overcommitting to purchases, and appointing specialized staff to oversee both parts procurement and supply chain management.

Gross margins

In the fiscal year 2021, gross margins amounted to $1,588,290, whereas in fiscal year 2022, they increased to $3,962,426. The company typically adheres to a guiding principle that sets the gross margin for its products at approximately 50%. This benchmark is intricately linked to specific Stock Keeping Units (SKUs), effective cash flow management, sales operations, and seasonal considerations, with notable improvement observed in the fourth quarter.

Expenses

Expenses for fiscal year 2021 were $4,052,630 compared to $4,474,850 in fiscal year 2022.

The uptick in expenses is attributed to the overall escalation in prices for parts and manufacturing, stemming from the supply chain shortages witnessed during both 2021 and 2022.

Historical results and cash flows:

The Company is currently in the growth stage and is generating revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because stabilizing inventory will increase the Company's revenue growth and liquid cash will solve the Company's biggest painpoint which is fulfilling orders. Past cash was primarily generated through sales. Our goal is to increase inventory.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2024, the Company has capital resources available in the form of $50,000 cash on hand and $250,000 available from lenders.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. In the tightest of times the company has the ability to remove R&D funding and lower costs to focus only upon production and delivery of products.

The funds are critical for growth, important for inventory procurement, and helpful for improved debt terms, but not required for daily operations of the Company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. The company will be able to continue to operate on a day to day basis, but growth and new product initiatives could be delayed.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on the company currently generating revenue through the sale of various SKUs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely and grow rapidly. This is based on the company currently generating revenue through the sale of various SKUs adding the ability to market those SKUs to a wider audience.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including lines of credit and inventory financing.

Indebtedness

- Creditor: Convertible Note Series I
  Amount Owed: $295,000.00
  Interest Rate: 3.0%
  Maturity Date: January 01, 2018
  Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

- Creditor: Convertible Note Series II
  Amount Owed: $2,717,191.54
  Interest Rate: 3.0%
  Maturity Date: December 31, 2019
  Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

- Creditor: Convertible Note Series III
  Amount Owed: $2,569,392.00
  Interest Rate: 3.0%
  Maturity Date: December 31, 2023
  Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

- Creditor: Convertible Note Series IV
  Amount Owed: $8,629,586.68
  Interest Rate: 3.0%
  Maturity Date: December 31, 2026
  Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

- Creditor: Acentium - Asset/Inventory/Equipment Financing
  Amount Owed: $32,112.00
  Interest Rate: 1.0%
  Maturity Date: November 25, 2027

- Creditor: Stripe - Working Capital Financing
  Amount Owed: $108,407.67
  Interest Rate: 11.6%
  Maturity Date: December 31, 2024

- Creditor: Byline - Asset/Inventory/Equipment Financing
  Amount Owed: $90,172.95
  Interest Rate: 1.0%
  Maturity Date: November 07, 2027

- Creditor: Byline/Fame1 - Asset/Inventory/Equipment Financing
  Amount Owed: $61,637.00
  Interest Rate: 7.3%
  Maturity Date: August 01, 2028

- Creditor: Fame1 - Asset/Inventory/Equipment Financing
  Amount Owed: $132,437.00
  Interest Rate: 6.75%
  Maturity Date: May 18, 2026

- Creditor: Infinite - Asset/Inventory/Equipment Financing
  Amount Owed: $106,674.06
  Interest Rate: 11.28%
  Maturity Date: July 28, 2026

- Creditor: Delta/Cloud - Working Capital Financing
  Amount Owed: $190,148.72
  Interest Rate: 5.49%
  Maturity Date: September 07, 2027

Related Party Transactions

- Name of Entity: Todd Weaver
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Secured Promissory Notes as A/R Loan
  Material Terms: Purism has board approved accounts receivable loans ranging from 2018 to 2023, totaling $1,762,133.73, in the form of secured promissory notes (secured by personal property in the stock of Purism) earning 3.0% per annum, before February 13, 2033.

Valuation

Pre-Money Valuation: $75,000,000.00

Valuation Details:

This valuation was calculated internally by the Company without the use of any formal independent third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is no preferred stock convertible to common stock; (ii) there are no options or warrants outstanding; and (iii) there are no shares reserved for issuance under a stock plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $14,211,170.22 in four convertible notes outstanding that the company expects to convert into a total of 3,887,360 shares of Common Stock at the close of this offering. In the event that the notes convert, the company expects Convertible Note Series I to convert at $3.28 PPS, Convertible Note Series II to convert at $3.57 PPS, Convertible Note Series III to convert at $3.64 PPS and Convertible Note Series IV to convert at $3.70 PPS. Even though the Company expects the notes to convert to Common Stock, there is a chance that they will not convert and that they will as remain debt. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Revenue Multiple

We believe a 9.15X revenue multiple is justified quantitatively based on two close industry comparables:

First: Google acquired Android (before it was deployed on mass-produced phones and therefore was likely generating little to no revenue) for $50M by Google in 2005. Android was an early-stage mobile operating system, similar to PureOS, with a small market share, limited applications, and a small developer ecosystem at the time, all comparable to the current stage of PureOS (the operating system that runs on Purism devices). Android built off the Linux kernel, similar to PureOS (but PureOS is improved by running off of the mainline Linux kernel). Unlike Android which limited community involvement early on, Purism has a long history of working with open-source groups to advance the larger ecosystem building value with each release. We believe this improves the value of PureOS while staying tied to the Linux kernel and its releases.

Second: IBM acquired RedHat for 10x revenue in 2019. RedHat had $3.4 billion in revenue in fiscal year 2019 and was acquired for $34 billion. RedHat focuses on Linux, similar to Purism. Purism and RedHat are both in the top 5 contributors to GTK (A Linux Graphical Development ToolKit). RedHat invests in R&D to advance the Linux Desktop environment, similar to Purism. RedHat sells its operating system bundled with laptops and mini PCs while Purism sells PureOS as the default OS on its laptops and mini PCs. We believe Purism has plenty of overlap in approach and market as RedHat.

Because Purism has a business model that overlaps with and sits in between these companies in terms of size, stage, and offering, we have confidently decided on a 9.15X revenue multiple.

Revenue Growth & Revenue Multiplier

The company has demonstrated positive YoY revenue growth, with 2022 revenues reaching $8,197,007 compared to $5,106,692 in 2021. While 2023 is still being closed it is projected to be above 2022 revenue numbers.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  25.0%
  General research and development of new products and services.

- Working Capital
  30.0%
  General working capital for administrative and operational expenses.

- Inventory Management & New Product Production
  23.5%
  Capital to ensure that our hardware procurement and stabilization of inventory.

- Marketing
  15.0%
  Marketing, events, conferences, advertising, promotions, as well as the StartEngine campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://puri.sm/ (https://puri.sm/ir/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/purism

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Purism, SPC

[See attached]



Purism, SPC
(the "Company")
a Washington Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Purism, SPC Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
December 14, 2023

PURISM, SPC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2022	2021
ASSETS		
Current Assets:		
Cash and Cash Equivalents	128,757	43,436
Accounts Receivable	4,576	-
Inventories	2,010,260	660,715
Deposit for Inventory	3,712,633	5,824,592
Prepaid Expenses	23,288	6,306
Total Current Assets	5,879,514	6,535,049
Non-Current Assets:		
Other Assets	1,708,738	1,305,243
Total Non-Current Assets	1,708,738	1,305,243
TOTAL ASSETS	7,588,252	7,840,292
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	541,909	361,809
Refunds Payable	201,743	215,574
401(k) Contributions W/H	497	-
Short Term Debt	608,238	833,148
Current Portion of Long Term Debt	28,309	-
Deferred Consulting Fee	-	15,000
Deferred Revenue	5,341,429	7,181,316
Accrued Interest	-	-
Sales Tax Payable	8,436	7,560
Other Liabilities	5,441	3,175
Total Current Liabilities	6,736,003	8,617,583
Non-Current Liabilities:		
Notes Payable	14,194,931	12,548,753
Accrued Interest	969,622	507,261
Total Non-Current Liabilities	15,164,552	13,056,013
TOTAL LIABILITIES	21,900,555	21,673,597
EQUITY		
Common Stock	1,000	1,000
Preferred Stock	-	-
Additional Paid in Capital	-	-
Accumulated Deficit	(14,313,304)	(13,834,304)
Total Equity	(14,312,304)	(13,833,304)
TOTAL LIABILITIES AND EQUITY	7,588,252	7,840,292

PURISM, SPC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2022	**2021**
Revenue	8,197,007	5,106,692
Cost of Goods Sold	4,234,581	3,518,402
Gross Profit	*3,962,426*	*1,588,290*
Operating Expenses		
Advertising and Marketing	17,264	22,655
Freight Out	292,445	275,634
Taxes & Licenses	18,832	15
Travel	58,394	59,605
General and Administrative	136,650	93,614
Payroll Expenses	1,145,195	753,672
Interest Expense	764,071	570,931
Loan Fees	196,411	108,879
Rent and Lease	2,130	1,907
Warranty Expense	59,067	71,692
Research & Development	106,880	457,369
Professional Fees	1,300,625	1,310,950
Legal Fees	123,359	32,969
Insurance	134,415	94,043
Bank and Merchant Charges	119,111	198,695
Total Operating Expenses	**4,474,850**	**4,052,630**
Operating Income (loss)	**(512,424)**	**(2,464,340)**
Other Income:		
Other Income	8,084	15,008
Interest Income	25,725	12,378
Total Other Income	**33,809**	**27,386**
Other Expense:		
Other Expense	384	281,856
Interest Expense		
Total Other Expense	**384**	**281,856**
Earnings Before Income Taxes	(478,999)	(2,718,810)
Provision for Income Tax Expense/(Benefit)		
Net Income (loss)	(478,999)	(2,718,810)

PURISM, SPC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(478,999)	(2,718,810)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	-
Amortization	-	-
Accounts Receivable	(4,576)	10,000
Inventories	(1,349,544)	(254,397)
Deposit for Inventory	2,111,959	(5,095,163)
Prepaid Expenses	(16,982)	3,195
Accounts Payable	180,099	141,949
Refunds Payable	(13,831)	(58,164)
401(k) Contributions W/H	497	-
Short Term Debt	(224,910)	216,376
Current Portion of Long Term Debt	28,309	-
Deferred Consulting Fee	(15,000)	-
Deferred Revenue	(1,839,887)	169,920
Accrued Interest	-	-
Sales Tax Payable	876	3,198
Other Liabilities	2,266	-
A/R Loan/Deferred Compensation	(377,770)	(851,812)
Accrued Interest Income - Loan/Deferred Compensation	(25,725)	(12,303)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(1,544,219)	(5,727,201)
Net Cash provided by (used in) Operating Activities	(2,023,218)	(8,446,011)
INVESTING ACTIVITIES		
Furniture, Equipment, and Leasehold Improvements	-	-
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Issuance of Common Stock/Member contributions	-	-
Debt Issuances	2,165,288	7,859,002
Payments on Debt	(56,748)	(99,447)
Dividends Paid	-	-
Net Cash provided by (used in) Financing Activities	2,108,539	7,759,555
Cash at the beginning of period	43,436	729,891
Net Cash increase (decrease) for period	85,321	(686,455)
Cash at end of period	128,757	43,436

PURISM, SPC STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

See Accompanying Notes to these Unaudited Financial Statements

| | Common Stock | | | | |
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder's Equity
Beginning Balance at 1/1/21	1,000,000	1,000	-	(11,115,495)	(11,114,495)
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	(2,718,810)	(2,718,810)
Ending Balance 12/31/2021	1,000,000	1,000	-	(13,834,304)	(13,833,304)
Issuance of Common Stock		-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	(478,999)	(478,999)
Ending Balance 12/31/2022	1,000,000	1,000	-	(14,313,304)	(14,312,304)

Purism, SPC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Purism, Inc. was formed in November 2014 in Washington and reincorporated as a Washington Social Purpose Corporation on February 13, 2017 formally becoming Purism, SPC ("the Company"). The Company sells computing hardware, software, and services and is a social purpose corporation putting the control back into the hands of consumers.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Hardware Procurement Risks

Moreover, hardware, being capital-intensive, often relies on inventory-based lending, and with market rates experiencing constant fluctuations, it becomes crucial to consider equity investment. This aims to mitigate the concentration of credit risks associated with inventory financiers, providing stability to the Company's inventory and procurement processes.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has commenced principal operations and realized losses every year since inception and may continue to generate losses. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any

adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2021 and December 31, 2022.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $43,436 and $128,757 in cash as of December 31, 2021

and December 31, 2022, respectively. The Company has no cash equivalents as of December 31, 2021 and December 31, 2022.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. The Company has no doubtful accounts as of December 31, 2021 and December 31, 2022.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling computing hardware, offering contracted software development, and providing monthly services. The Company sells to consumers, businesses, and governments worldwide, with the majority of sales to the US. The company deferred revenue of $7,181,316 and $5,341,429 for the years ended 2021 and 2022 respectively represents the advance payments made by customers.

The Company's primary performance obligation is the delivery of products and performance of services. Revenue is recognized at the time of shipment. net of estimated returns, and at the time of the rendition of service.

Disaggregated Revenues		
Category	2022	2021
Sales - Hardware	834,316	812,931
Sales - Laptop	2,588,675	2,977,571
Sales - Cellphone	2,402,888	1,076,088
Sales - Subscription	62,516	73,404
Sales - Accessories	105,519	150,071
Sales - Components	70,058	16,627
Sales - Support Services	2,133,034	0
Total Revenues	8,197,007	5,106,692

Disaggregated Cost of Goods Sold		
Category	2022	2021
COGS - Hardware	395,868	361,772
COGS - Laptop	908,462	1,116,552
COGS - Cellphone	1,926,041	512,956
COGS - Subscription	85,884	58,032
COGS - Accessories	37,282	78,783
COGS - Components	6,478	93,039
COGS - Packaging Supplies & Materials	10,046	6,825
COGS - Freight In	146,338	29,918
COGS - Inventory Adjustments	0	772,555
COGS - Direct Labor	612,542	376,683
COGS - Factory Overhead	105,639	111,288
Total COGS	**4,234,581**	**3,518,402**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of office expenses and related expenses incurred for general corporate functions, including postage and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 3% per annum. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2023 to 2026. The notes are convertible into shares of the Company's common stock at a 8% to 10% discount during a change of control or qualified financing event. The balance of the convertible notes was $12,139,584 and $13,725,584 as of December 31, 2021 and 2022, respectively.

Loans - From July to December 2021, the Company entered into several short-term loan agreements from PIRS Capital, Byzfunder, ClearBanc, Stripe, and SBA. The balance of the short-term loans was $608,238 and $833,148 as of December 31, 2021 and 2022, respectively.

The Company entered into two long-term loans in 2022. The first long-term loan was from Ascentium Capital LLC for $40,141 which will be paid within 60 months for a monthly payment of $669. The second long-term loan was from Byline Financial Group for $162,877 which will be paid within 60 months for a monthly payment of $2,715.

Notes Payable		
	2022	**2021**
Convertible Notes		
CN - Investors	10,111,875	8,861,875
CN Series IV - online	2,666,054	2,330,054
CN - Employees/Contractors	947,655	947,655
Total Convertible Notes	**13,725,584**	**12,139,584**
Non-Current Portion of Long-Term Loans		
SBA Loan	352,421	409,169
Ascentium	21,186	0
Byline	95,740	0
Total Non-Current Portion of Long-Term Loans	*469,346*	*409,169*
Total Notes Payable	14,194,931	12,548,753

Debt Principal Maturities
5 Years Subsequent to 2022

Year	Amount (Ascentium Capital LLC)	Amount (Byline Financial Group)
2023	$5,296	$23,013
2024	$5,296	$26,166
2025	$5,296	$24,153
2026	$5,296	$24,153
2027	$4,855	$21,268
Thereafter	0	0

NOTE 6 – EQUITY

The Company has authorized 1,000,000 of common shares with a par value of $0.001 per share. 1,000,000 shares were issued and outstanding as of 2021 and 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 14, 2023 the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF PURISM

Beautiful Freedom

At Purism, we're not just building technology; we're cultivating a movement. Our top-tier computers, phones, and services are designed so you are in control of your digital life.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$226,841.56 Raised

OVERVIEW   ABOUT   TERMS   PRESS & UPDATES   REWARDS   DISCUSSION   ›

REASONS TO INVEST

 **AN ALTERNATIVE TO BIG TECH:** Purism aims to disrupt the tech landscape by offering products that champion freedom, privacy, and security with you in control; drastically different from our tech giant competitors.

 **MADE IN USA ELECTRONICS:** We are fiercely committed to reshaping the tech industry — CNBC recognized Purism for our "Made in USA" phone, securing the supply chain of technology made on U.S. soil.

 **MARKET TRACTION:** We believe Purism is not only a vision, it's a thriving ecosystem. Accomplishing what was once thought impossible, we created a phone and OS that avoids Big Tech and have shipped tens-of-thousands of devices.

Get Equity
$4.00 Per Share

RAISED ⓘ	INVESTORS
$226,841.56	82
MIN INVEST ⓘ	VALUATION
$500	$75M

THE PITCH ───────────

Serve Users



As a U.S.-based **Social Purpose Corporation**, we challenge big tech norms, ensuring uncompromised values and product innovation.

Images are computer-generated versions of the product.

Purism creates an alternative technology ecosystem to compete against the dominance of the tech giants and stands out in the market by offering peer-reviewable, privacy-respecting, and security focused products. The strong belief that technology should serve its users and not exploit them is what drives our team of experts to provide easy-to-use products that empower individuals.

THE PROBLEM & OUR SOLUTION ───────────

A Shared Vision for a Better Future

Most people have felt the controlling overreach of Big Tech and it feels creepy. Most people also care about their digital life and and we believe would value alternatives that puts them in control. We think a lot of people realize there should be a competitor to these tech giants, one who fundamentally cares about personal privacy, individual freedom, and builds in security to benefit the user.



Phones   Computers   1U Servers

   


PureOS/Store
Librem One

*Images are computer-generated versions of the product.

We believe Purism has the ability to grow as an alternative competitor to the tech giants that most people desire. We create products and services designed to preserve your freedoms, including simple and powerful hardware kill switches for camera and microphone, neutralizing known low-level hardware backdoors by default, and developing a truly convergent freedom-respecting operating system. Our commitment to security ensures your Purism laptop and smartphone protects your privacy by default.


Disconnect
from Surveillance
with
Purism

*Images are computer-generated versions of the product.

Distinct from tech giants, we are a Social Purpose Corporation committed to prioritizing users over profits. We release hardware schematics and all our source code is public, guaranteeing no mystery backdoors, unauthorized data transmissions, nor mandatory registrations. This puts the power and control into the hands of the users, while stripping it away from Big Tech.

THE MARKET & OUR TRACTION

Purism's Rise in Consumer Electronics


Purism
YoY
Revenue
2021–2022
$5M
$8M
2021
2022
$9M
$5M
$1M

Purism is tackling a market dominated by companies such as Apple, Google, and Microsoft. Notably, we achieved $8 million in revenue in 2022, showcasing solid YoY growth from $5 million in 2021. Purism has grown mostly from revenue initially from crowdfunding, raising $2.5 million for the Librem 5 phone in 2018, over $400,000 for the Librem 13 laptop in 2015, and nearly $600,000 for the Librem 15 laptop in 2014. Purism has the Librem 16 laptop in the pipeline, driving market expansion tied to product convenience. With over $12 million raised through four convertible note series, we believe we're best positioned to disrupt the Big Tech giants.


We believe your physical rights should translate into your digital life
• Hardware kill switches for camera and microphone
• Neutralizing known low-level hardware backdoors by default
• Developed a truly convergent freedom-respecting operating system
• Releases hardware schematics & all our source code is public, putting users in complete control
Purism

*Images are computer-generated versions of the product.

Beyond financials, Purism has garnered attention as the only American-based company producing smartphones with the 'Made in USA' stamp, highlighted in a CNBC documentary (Source). Our team, including Todd Weaver, with a disruptive tech background, Nicole Faerber, with decades of hardware and software expertise, François Téchené, a seasoned creative

with decades of hardware and software expertise, François Techené, a seasoned creative director, Rex Lee, enterprise sales, and Bryan Roper with growth focused marketing, collectively contribute to our vision of providing an alternative to Apple and Google users across the globe, creating a tech future that prioritizes privacy, security, and freedom.



Images are computer-generated versions of the product.

Invest in the Future You Want to See



Join Purism

in driving a tech revolution, challenging Big Tech norms and fostering **a future where privacy, security, and user freedoms take precedence.**

Images are computer-generated versions of the product.

An Alternative to Big Tech

Purism is a growing alternative to Big Tech. Purism does not use nor rely upon any technologies from the tech giants, and instead continues to invest to create a future where people have a convenient alternative to the creepiness commonly felt from Big Tech firms.

Use of Funds

In the short-term, funds from this raise will work toward boosting marketing, sales, increasing inventory, shortening lead times, making our products more convenient with more apps, and expanding our product offering with a new Librem 16 laptop. (*See Use of Proceeds in the Offering Memorandum for complete information regarding our use of crowdfunding funds.*)

Vote With Your Dollars

Your investment dollars are a vote for a tech landscape grounded in a belief of user freedom, privacy protection, and strong security, as well as a future where increasing convenience will drive market expansion, offering a real alternative to Big Tech. Purism has shipped tens of thousands of phones already, making what was once an idea – a tangible disruptive reality.

Invest in Purism and aid in creating a future where technology serves people first. Join us in this transformative journey as we shape the digital destinies of tomorrow!

ABOUT

HEADQUARTERS
50 California Street #1500
San Francisco, CA 94111

WEBSITE
View Site 🗗

At Purism, we're not just building technology; we're cultivating a movement. Our top-tier computers, phones, and services are designed so you are in control of your digital life.

TEAM



Todd Weaver
Founder, CEO & Director

Todd has a long history of taking challenging and innovative ideas to successful products, growing significant asset value via mission driven business models. He founded Purism in 2014.

  



Nicole Faerber
Chief Technology Officer (CTO)

Nicole has decades as a free software activist, ranging from kernel developer to hardware designer. She joined Purism in 2016, led the Librem 5 mobile phone project, and became CTO in 2018.





François Téchené
Director of Product

François has a profound career as a Graphics Designer, Film Director, and Animator. He joined Purism in 2015 to help build technology that is made by the people for the people.





Rex Lee
Director of Enterprise Sales

Rex has a strong history as a cybersecurity advisor to large enterprise and governmental agencies, advising on issues ranging from hardware, software, policy, to regulatory. He joined Purism in 2022 to expand the enterprise and government opportunities.





Adam delRosario
Director of On-Site Operations

Adam is a generalist that's been building computers his whole life, developed video games for 7 years, worked in IT for 4 years and 2 years as System Administrator. He joined Purism in 2021.



Stephen Snyder
Shipping and Inventory Manager

Stephen has handled inventory and procurement through some of the most challenging times on record and has been instrumental in helping Purism navigate the difficulties of a worldwide supply chain shortage. He joined Purism in 2021.



TERMS
Purism

Overview

PRICE PER SHARE
$4

VALUATION
$75M

DEADLINE ⓘ
Apr. 30, 2024 at 11:59 PM PDT

FUNDING GOAL ⓘ
$15k - $1.24M

Breakdown

MIN INVESTMENT ⓘ
$500

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,000,000

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
3,750

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
308,750

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Circular	→
Offering Memorandum	→
Financials	∨
Risks	∨

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based Perks

Earliest 1k

Invest $1,000+ within the first 72 hours and receive 5% bonus shares and a $25 coupon for any Purism product.

Earliest 5k

Invest $5,000+ within the first 72 hours and receive 10% bonus shares and a $150 coupon for any Purism product.

Earliest 25k

Invest $25,000+ within the first 72 hours and receive 15% bonus shares and a $999 coupon for any Purism product.

Early 5k

Invest $5,000+ within the first two weeks and receive 5% bonus shares.

Early 25k

Invest $25,000+ within the first two weeks and receive 10% bonus shares.

Flash Perk Week 5 (February 26 - March 1)

Invest $10,000+ and get a 10% bonus and a $500 coupon for any Purism product.

Flash Perk Week 10 (April 1 - April 5)

Invest $10,000+ and get a 10% bonus and a $500 coupon for any Purism product.

Volume-Based Perks

Mid 1k

Invest $1,000+ and get a $25 coupon for any Purism product.

Mid 5k

Invest $5,000+ and get a 5% bonus shares and a $150 coupon for any Purism product.

Mid 25k

Invest $25,000+ and receive 10% bonus shares and a $999 coupon for any Purism product.

Invest $25,000+ and receive 10% bonus shares and a $999 coupon for any Purism product.

Mid 500k

Invest $500,000+ and receive 15% bonus shares, a one-on-one strategy session with Todd, and a $1,399 coupon for any Purism product.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Purism will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 200 shares of Common Stock at $4.00 / share, you will receive 220 shares of Common Stock, meaning you'll own 220 shares for $800. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

PRESS



CNBC
Purism is the only American-based company to produce a smartphone with the "Made in USA" stamp.

View Article



Gizmodo
I Cut Apple Out of My Life. It Was Devastating

View Article

Show More Press

ALL UPDATES

01.31.24

Purism Crosses $100,000.00 in fewer than 48 Hours

In fewer than 48 Hours after launching our first public offering on StartEngine, we have crossed the $100,000.00 mark.



Purism is tackling a market dominated by companies such as Apple, Google, and Microsoft. Notably, we achieved $8 million in revenue in 2022, showcasing solid YoY growth from $5 million in 2021.

Beyond financials, Purism has garnered attention as the only American-based company producing smartphones with the 'Made in USA' stamp, highlighted in a CNBC documentary ([Source](#)).

We believe Purism is not only a vision, it's a thriving ecosystem. Accomplishing what was once thought impossible, we created a phone and OS that avoids Big Tech and have shipped tens-of-thousands of devices.

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Purism.

10%   **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Owner's Bonus

Owner's Bonus Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000

Mid 1k

Invest $1,000+ and get a $25 coupon for any Purism product.

Select

$5,000

Early 5k

Invest $5,000+ within the first two weeks and receive 5% bonus shares.

03 Days 21 Hours 20 Minutes 51 Seconds

Select

$5,000

Mid 5k

Invest $5,000+ and get a 5% bonus shares and a $150 coupon for any Purism product.

Select

$25,000

Early 25k

Invest $25,000+ within the first two weeks and receive 10% bonus shares.

03 Days 21 Hours 20 Minutes 51 Seconds

Select

$25,000

Mid 25k

Invest $25,000+ and receive 10% bonus shares and a $999 coupon for any Purism product.

Select

$500,000

Mid 500k

Invest $500,000+ and receive 15% bonus shares, a one-on-one strategy session with Todd, and a $1,399 coupon for any Purism product.

Select

JOIN THE DISCUSSION

AD

What's on your mind?

0/2500

Post

CN

Caleb Naysmith
6 days ago

The biggest issue with these types of companies is typically the app stores and supporting infrastructure. I...
Show more

1 0

TW

Todd Weaver
Purism • 3 days ago

Solving the mobile App Gap is addressed by a few paths.
...
Show more

0

DP

David Personette
7 days ago

Just submitted an order for 200 shares!
...
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1 0

TW

Todd Weaver
Purism • 7 days ago

Thanks for the support David!
...
Show more

0

WC

W Kim Colich
8 days ago

Hi Todd, I like what I'm reading! But why set the minimum investment bar so HIGH? Perhaps you could ...
Show more

1 0

TW

Todd Weaver
Purism • 8 days ago

Thanks for writing!
...

Show more

↑ 0   ⚐

 **Vanessa Boyd**
9 days ago

**Who is the customer base right now? Who do you think it
will be in the future? (Individuals? Governments? ...**
Show more

💬 1   ↑ 0   ⚐

 **Todd Weaver** ✓
Purism • 9 days ago

Now just over 50% of sales are b2c, but the model has
been proving proper by forming a strong foundation with ...
Show more

↑ 0   ⚐

 **Raymond Marine**
9 days ago

**Purism Sounds Great, some questions:
1) Did You Make Your Own Cloud Computer Like "Lexi" ...**
Show more

💬 1   ↑ 0   ⚐

 **Todd Weaver** ✓
Purism • 9 days ago

#1 We do not run on AWS, we self-host all our tools and
we authored PureOS, a Linux kernel based convergent ...
Show more

↑ 0   ⚐

 **WILLIAM YORK III**
9 days ago

**Are Purism phones compatible with all mobile Bans, such
as GSM/CDMA and LTE? ...**
Show more

💬 1   ↑ 0   ⚐

 **Todd Weaver** ✓
Purism • 9 days ago

Yes, our phones are open network phones, not locked to
any particular network or carrier....
Show more

↑ 0   ⚐

 **Jeffery Hedwall**
9 days ago

**On your website you state that you are "doing social good
for society before maximizing profits" (this is odd as a ...**
Show more

💬 1   ↑ 0   ⚐

 **Todd Weaver** ✓
Purism • 9 days ago

We are a SPC (Social Purpose Corporation), where our
articles of incorporation state the priorities that we ...
Show more

↑ 0   ⚐

 **Dylan Cain**
10 days ago

2023 revenue #s?
Show more

💬 1   ↑ 0   ⚐

 **Todd Weaver** ✓
Purism • 10 days ago

2023 is projected to
close above 2022 (e.g. over $8m), as we have not yet ...
Show more

↑ 0   ⚐

 **Peter Thomas**
10 days ago

**I have been following Purism for a long time and I have
been a proud owner of a Librem 13 since 2016 that I am...**
Show more

💬 1   ↑ 0   ⚐

 **Todd Weaver** ✓
Purism • 10 days ago

Thanks for the kind words Peter!
...
Show more

↑ 0   ⚑


Show More Comments

HOW INVESTING WORKS
Cancel anytime before 48 hours before a rolling close or the offering end date.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

A lot of people feel that Big Tech companies exploit them for profit and how defenseless they seem to the power these companies wield.

To put it simply: your phone is your life, and your life is almost entirely controlled by Apple or Google.

We are changing that. We believe you deserve technology that doesn't spy on you.

Welcome to Purism. A different type of technology company.

I started Purism in 2014 to prove that I can build alternative technology—technology that puts you in control—technology that does not track you, spy on you, nor abuse you.

We make laptops, mini PCs, tablets, USB security tokens, and phones. We developed our own convergent operating system to compete against Android and iOS. We release all our source code so it is peer-reviewable. We do not require you to click "I Agree" to use our products. CNBC recently showcased our Liberty Phone as the only phone made in the United States of America. Even with a pandemic and worldwide supply chain shortages, 2021 and 2022 were revenue growth years for us and 2023 is another growth year.

The global market size was over $120 billion in 2023 for laptops and notebooks and over $400 billion in 2022 for phones. We believe competing against companies worth trillions of dollars is both a giant challenge and a giant opportunity.

We are a different type of technology company, we are a Social Purpose Corporation where our Articles of Incorporation state that you will remain in control of your digital life, you will have your personal privacy fully protected, and we will respect all your individual freedoms. We are the opposite of the creepy Big Tech firms.

Invest in the future you want to see.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



WASHINGTON
Secretary of State
Corporations & Charities Division

Filed
Secretary of State
State of Washington
Date Filed: 01/11/2024
Effective Date: 01/11/2024
UBI #: 603 453 485

ARTICLES OF AMENDMENT

BUSINESS INFORMATION

Business Name:
PURISM, SPC

UBI Number:
603 453 485

Business Type:
WA SOCIAL PURPOSE CORPORATION

Business Status:
ACTIVE

Principal Office Street Address:
3213 W WHEELER ST # 191, SEATTLE, WA, 98199-3245, UNITED STATES

Principal Office Mailing Address:
50 CALIFORNIA ST STE 1500, SAN FRANCISCO, CA, 94111-4612

Expiration Date:
11/30/2024

Jurisdiction:
UNITED STATES, WASHINGTON

Formation/Registration Date:
11/19/2014

Period of Duration:
PERPETUAL

Inactive Date:

Nature of Business:

BUSINESS TYPE

Current Business Type:
WA SOCIAL PURPOSE CORPORATION

Amend Business Type:

BUSINESS NAME

Business Name:
PURISM, SPC

PURPOSE AND POWERS

1. The business purpose or purposes of this corporation is/are:

This document is a public record. For more information visit www.sos.wa.gov/corps

Work Order #: 2024010800023789 - 1
Received Date: 01/11/2024
Amount Received: $150.00

AS SET FORTH IN THE ARTICLES ON FILE.

2. This Corporation is organized to carry out the above business in a manner intended to promote positive short-term or long-term effects of, or minimize adverse short-term or long-term effects of, the corporations activities upon any or all of: (check all that apply)

☑ (1) The corporation's employees, suppliers, or customers;

☑ (2) The local, state, national, or world community; or

☐ (3) The environment

3. List the specific social purpose(s) for which this corporation is organized (Optional):

4. The mission of this social purpose corporation is not necessarily compatible with and may be contrary to maximizing profits and earnings for shareholders, or maximizing shareholder value in any sale, merger, acquisition, or other similar actions of the corporation.

Document Type	Source	Created By	Created Date

No Value Found.

REGISTERED AGENT   RCW 23.95.410

Registered Agent Name	Street Address	Mailing Address
TODD WEAVER	3214 W MCGRAW ST # 106-19, SEATTLE, WA, 98199-3239, UNITED STATES	3213 W WHEELER ST # 191, SEATTLE, WA, 98199-3245, UNITED STATES

ADOPTION OF ARTICLES OF AMENDMENT

DURATION

Duration:
PERPETUAL

EFFECTIVE DATE

Effective Date:
01/11/2024

DATE OF ADOPTION

Date of Adoption:
01/03/2024

CORPORATE SHARES – AMENDED

Number of Authorized shares:
25000000
Class of Shares:
Common Stock: - **Yes**   Preferred Stock : - **No**
Did your share information change? - **No**
Implementation plan for change:

RETURN ADDRESS FOR THIS FILING

Attention:
JEFFREY MARKS

Email:
JEFFMARKS222@GMAIL.COM

Address:
9 CHATELAINE, NEWPORT COAST, CA, 92657, UNITED STATES

UPLOADED DOCUMENTS

Document Type	Source	Created By	Created Date

This document is a public record. For more information visit www.sos.wa.gov/corps

Work Order #: 2024010800023789 - 1
Received Date: 01/11/2024
Amount Received: $150.00

No Value Found.

UPLOAD ADDITIONAL DOCUMENTS

Name   **Document Type**

No Value Found.

EMAIL OPT-IN

☑ I hereby opt into receiving all notifications from the Secretary of State for this entity via email only. I acknowledge that I will no longer receive paper notifications.

AUTHORIZED PERSON - STAFF CONSOLE

☑ Document is signed.

Person Type:
INDIVIDUAL

First Name:
JEFFREY

Last Name:
MARKS

Title:
MR

This document is a public record. For more information visit www.sos.wa.gov/corps

Work Order #: 2024010800023789 - 1
Received Date: 01/11/2024
Amount Received: $150.00



Page 1 of 1

SOS
Office of the Secretary of State
Corporations & Charities Division

Washington Profit Corporation
See attached detailed instructions

☐ **Filing Fee $30.00**

☑ **Filing Fee with Expedited Service $80.00**

This Box For Office Use Only

02/21/17 3386031-001
$80.00 K
tid: 3437989

FILED
FEBRUARY 21, 2017
SECRETARY OF STATE
STATE OF WASHINGTON

UBI Number: 603-453-485

ARTICLES OF AMENDMENT

Chapter 23B.10 RCW

SECTION 1

NAME OF CORPORATION: *(as currently recorded with the Office of the Secretary of State)*

PURISM, INC.

SECTION 2

AMENDMENTS were adopted on this DATE: February 13, 2017

SECTION 3

ARTICLES OF AMENDMENT WERE ADOPTED BY: *(please check one of the following)*

☐ Board of Directors *(shareholder action was not required)*

☐ Duly approved by shareholders in accordance with 23B.10.030 and 23B.10.040 RCW

☑ Incorporators *(shareholder action was not required)*

SECTION 4

AMENDMENTS TO ARTICLES ON FILE: *(if necessary, attach additional information)*

The Articles on file are hereby amended such that the Amended Articles are those contained in the attached document.

SECTION 5

EFFECTIVE DATE OF ARTICLES OF AMENDMENT: *(please check one of the following)*

☑ Upon filing by the Secretary of State

☐ Specific Date: ________________ *(Specified effective date must be within 90 days AFTER the Articles of Amendment have been filed by the Office of the Secretary of State)*

SECTION 6

SIGNATURE *(see instructions page)*

This document is hereby executed under penalties of perjury, and is, to the best of my knowledge, true and correct.

X [signature]	Todd Alan Weaver, Incorporator	Feb. 13, 2017	(206) 240-5820
Signature	Printed Name/Title	Date	Phone Number

Profit Corporation - Amendment   Washington Secretary of State   Revised 07/10

ARTICLES OF INCORPORATION
FOR
PURISM, SPC

Under Title 23B RCW, the Washington Business Corporation Act (the "Act")—and specifically under Chapter 23B.25 RCW—the undersigned does hereby submit these Articles of Incorporation for purposes of forming a social purpose corporation under the Act.

ARTICLE I
NAME

1.1   The name of the social purpose corporation is "Purism, SPC" (the "Corporation" or the "Social Purpose Corporation").

ARTICLE II
PURPOSES

2.1   The Corporation shall be organized and operated as a social purpose corporation, to the greatest extent permitted a business corporation formed under the Act. **The Corporation shall be devoted to ensuring the security, privacy, and freedom of the users of its products, and the hardware and software offered by Purism shall conform to the philosophy of the Free Software movement** (the "General Social Purpose"). This corporation is organized to carry out its business in a manner intended to promote positive short-term or long-term effects of, or minimize adverse short-term or long-term effects of, the Corporation's activities upon any or all of: (1) the Corporation's employee's, suppliers or customers; and (2) the local, state, national or world community.

2.2   In addition, the Corporation is organized for the following purposes (collectively referred to as "Specific Social Purpose):

The Corporation will prioritize privacy, security, and freedom for its customers. The Corporation will place respecting users' rights to privacy, security, and freedom at the forefront of its mission.

The Corporation will only use and distribute free/libre and open source software in the kernel, OS, and software in its products. Free/Libre and Open Source Software is software that respects users' freedom. Non-free, or proprietary, software and installable firmware within the kernel will be strictly prohibited within the Corporation. The Corporation's operating system and kernel and all software will be "free" according to the strictest of guidelines set forth by the Free Software Foundation's Free Software Definition.

The Corporation will design and manufacture hardware that respects users' rights to privacy, security, and freedom. The Corporation will use hardware and software that respects users' rights. Non-free, or proprietary, chipsets that require installable firmware binaries into the kernel will be strictly prohibited within the Corporation. If a suitable component part that fully respects these rights is not available in the marketplace, the Corporation may use a part in its products that does not meet this standard if it is necessary for the product to be fit for purpose, in which case the Corporation will: (1) provide purchasers of the product, in writing, with strong evidence that a free version of the part with equivalent specifications is not available and that developing a free version of such would not be feasible at that point in time; and (2) actively pursue the development of a free version of the part for its future products.

The Corporation will not discriminate against individuals, groups or fields of endeavor. The Corporation will allow any person, or any group of persons, in any field of endeavor to use its systems for whatever purpose.

The Corporation will source, and manufacture the highest quality hardware. The Corporation will endeavor to source the best component parts that operate using free/libre and open source software. When considering the selection of parts, The Corporation will weigh such issues as privacy, security, freedom, ethical working conditions, environmental impact, and performance, among other factors.

The Corporation will release all software written by The Corporation under a free software license.

The Corporation will release all hardware schematics authored by The Corporation under a free hardware license.

The Corporation will release encryption tools and services and will design these tools such that The Corporation will have no means to access users' encrypted data.

2.3   The mission of this social purpose corporation is not necessarily compatible with, and may be contrary to, maximizing profits and earnings for shareholders, or maximizing shareholder value in any sale, merger, acquisition, or other similar actions of the Corporation.

ARTICLE III
DIRECTORS

3.1   The number of directors of the Corporation shall be fixed in the manner specified by the bylaws of the Corporation.

3.2   Vacancies and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, unless for any reason there are no directors in office in which case they shall be filled by a special election by shareholders.

3.3   The initial director shall be Todd Alan Weaver.

ARTICLE IV
SPECIAL SHAREHOLDER MEETINGS

4.1   Special meetings of the shareholders of the Corporation for any purpose or purposes may be called at any time by the board of directors, or by a committee of the board of directors which has been duly designated by the board of directors and whose powers and authority, as provided in a resolution of the board of directors or in the bylaws of the Corporation, include the power to call such meetings. No other person or group shall have the authority to call such special meetings.

ARTICLE V
AMENDMENT OF ARTICLES OF INCORPORATION

5.1   In furtherance of the powers conferred on the board of directors by the Act, and subject to any shareholder approval, the board is expressly authorized to make, adopt, repeal, alter, amend, and rescind the Articles of Incorporation for the Corporation by a resolution adopted by a majority of the directors. Any proposed amendments to these Articles of Incorporation that constitute a material change to the General Social Purpose or Specific Social Purpose identified in Article II or the requirement of the Corporation to assess pursuit of its General and Specific Social Purposes against a third-party standard identified in Article XIV, must be approved by at least three-quarters of the voting group comprising of all the votes of the Corporation entitled to be cast on the proposed amendment, and by three-quarters of the holders of the outstanding shares of each class or series, voting as separate voting groups.

ARTICLE VI
SHARES

6.1   The number of shares the Corporation is authorized to issue is 1,000,000 shares consisting of: 1,000,000 shares of common stock, par value $0.001 per share ("Common Stock").

6.2   Except as otherwise expressly provided by law the Common Stock shall have exclusive voting rights on all matters requiring a vote of shareholders.

6.3   Each share of Common Stock issued and outstanding shall be identical in all respects, and no dividends shall be paid on any shares of Common Stock unless the same is paid on all shares of Common Stock outstanding at the time of such payment. Except as may be provided by the laws of the state of Washington, the holders of Common Stock shall have exclusively all other rights of shareholders.

6.4   The board of directors shall have the authority to issue capital stock of the Corporation and may represent issued stock by certificates. The board of directors shall issue capital stock and certificates subject to such transfer restrictions and other limitations as it may deem necessary to promote compliance with applicable federal and state securities laws, and to regulate the transfer thereof in such manner as may be calculated to promote such compliance or to further any other reasonable purpose. If the board of directors chooses to issue certificates to represent shares of stock of the Corporation, then it shall ensure that the following is displayed on the certificates in a conspicuous manner: "This entity is a social purpose corporation organized under Title 23B of the Washington Business Corporation Act. The articles of incorporation of this corporation state one or more social purposes of this Corporation. The Corporation will furnish the shareholder this information without charge on request in writing."

ARTICLE VII
NO PREEMPTIVE RIGHTS

7.1   Except as may otherwise be provided by the board of directors, no preemptive rights shall exist with respect to shares of stock or securities convertible into shares of stock of this Corporation.

ARTICLE VIII
NO CUMULATIVE VOTING

8.1   At each election of directors, every shareholder entitled to vote at such election has the right to vote in person or by proxy of shares held by such shareholder for each open director position. No cumulative voting for directors shall be permitted.

ARTICLE IX
BYLAWS

9.1   The board of directors shall have the power to adopt, amend, or repeal the bylaws, or adopt new bylaws. Nothing herein shall deny the concurrent power of the shareholders to adopt, alter, amend, or repeal the bylaws.

ARTICLE X
STANDARD OF CONDUCT FOR DIRECTORS AND OFFICERS

10.1   In discharging the duties of their respective positions to act in the best interests of the Corporation—including a merger, share exchange, sale of substantially all the assets of the Corporation or similar transaction—the board of directors, committees of the board, and individual directors and officers of the Corporation shall consider the effects of any action or inaction on: (a) the ability of the Corporation to accomplish its General and Social Purposes; (b) the shareholders of the Corporation; (c) the employees and workforce of the Corporation and its subsidiaries and suppliers; (d) the interest of customers as beneficiaries of the General or Specific Social Purposes; (e) community and societal considerations, including those of any community in which offices or facilities of the Corporation or its subsidiaries or suppliers are located; (f) the local and global environment; and (g) the short-term and long-term interests of the Corporation, including benefits that may accrue to the Corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of the Corporation.

10.2   Despite consideration of the effects in Section 10.1, the board of directors, committees of the board, and individual directors and officers of the Corporation shall not be required to give priority to any person or group referenced in Section 10.1 over the interests of any other person or group. For the avoidance of doubt, the board of directors, committees of the board, and individual directors and officers of the Corporation, upon consideration of the effects on any person or group referenced in Section 10.1, may accept an offer, between competing offers, of a lower price per unit in a merger, share exchange, sale of all or substantially all of the assets of the Corporation or similar transaction.

10.3   The Corporation's shareholders shall enjoy the right, through derivative action brought on behalf of the Corporation, to enforce the fiduciary duties required by this section.

ARTICLE XI
LIMITATION OF DIRECTOR'S LIABILITY

11.1   A director shall have no liability to the Corporation or its shareholders for monetary damages for conduct as a director, except for acts or omissions that involve intentional misconduct by the director, or a knowing violation of law by the director, or for conduct violating RCW 23B.08.310, or for any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled. If the Act is hereafter amended to authorize the Corporation to take action further eliminating or limiting personal liability of directors, then the liability of a director shall be eliminated or limited to the full extent permitted by the Act, as so amended. Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification for or with respect to an act or omission of such director occurring prior to such repeal or modification.

ARTICLE XII
INDEMNIFICATION OF DIRECTORS AND OFFICERS

12.1   Each person who was, or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any actual or threatened action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Corporation as a director, trustee, officer, employee, or agent of another corporation or of a partnership, join venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, trustee, officer, employee or agent or in any other capacity while serving as a director, trustee, officer, employee, or agent, shall be indemnified and held harmless by the Corporation, to the full extent permitted by law as then in effect, against all expense, liability, and loss (including attorney's fees, judgments, fines, ERISA excise taxes, or penalties and amounts to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of his or her heirs, executors, and administrators; provided, however, that except as provided in Section 12.2 of this Article with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors of the Corporation. The right to indemnification conferred in this Section 12 shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made only upon physical delivery to the Corporation of a written undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall be ultimately be determined that such director or officer is not entitled to be indemnified.

12.2   If a claim under Section 12.1 of this Article is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, except in the case of a claim for expenses incurred in defending a proceeding in advance of its final disposition, in which case the applicable period shall be 20 days, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, to the extent successful in whole or in part, the claimant shall be entitled to indemnification under this Article upon submission of a written claim (and, in an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition, where the required undertaking has been tendered to the Corporation), and thereafter the Corporation shall have the burden of proof to overcome the presumption that the claimant is so entitled. The Corporation's (including its board of directors, independent legal counsel, or its shareholders) failure to state that the claimant is not entitled to indemnification or to the reimbursement or advancement of expenses shall not be a defense to the action or create a presumption that the claimant is not so entitled.

12.3   The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, bylaws, agreement, vote of shareholders, or disinterested directors or otherwise.

12.4   The Corporation may maintain insurance, at its expense, to protect itself and any director, trustee, officer, employee, or agent of the Corporation or another corporation, partnership, joint venture, trust, or other enterprise against any expense, liability, or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability, or loss under the Act. The Corporation may, without further shareholder action, enter into contracts with any director or officer of the Corporation in furtherance of the provisions of this Article and may create a trust fund, grant a security interest, or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification as provided in this Article.

12.5   The Corporation may, by action of its board of directors, provide indemnification and pay expenses in advance of the final disposition of a proceeding to employees and agents of the Corporation with the same scope and effect as the provisions of this Article, with respect to the indemnification and advancement of expenses of directors and officers of the Corporation, or pursuant to rights granted under the Act or otherwise.

ARTICLE XIII
MERGERS, SHARE EXCHANGES, AND OTHER TRANSACTIONS

13.1   In addition to approval in accordance with RCW 23B. 11.030, a plan of merger or share exchange pursuant to which the Corporation would not be the surviving corporation must be approved by at least three-quarters of the voting group comprising all the votes of the corporation entitled to be cast on the proposed plan, and by three-quarters of the holders of the outstanding shares of each class or series, voting as a separate voting groups. Such a vote is not required if the surviving corporation of the plan of merger or share exchange is a social purpose corporation which is organized to promote social purposes that do not materially differ from the Corporation's social purpose identified in Article II.

13.2   In addition to approval in accordance with RCW 23B. 12.020, a proposed transaction in which the Corporation is to sell, lease, exchange, or otherwise dispose of all, or substantially all, of its property, otherwise than in the usual and regular course of business, must be approved by least three-quarters of the voting group comprising of all the votes of the corporation entitled to be cast on the proposed transaction, and by three-quarters of the holders of the outstanding shares of each class or series, voting as a separate voting groups. Such a vote is not required if the acquirer of such property is a social purpose corporation which is organized to promote social purposes that do not materially differ from the Corporation's social purpose identified in Article II.

ARTICLE XIV
ANNUAL SOCIAL PURPOSE REPORT

14.1   Within four months of the close of the Corporation's fiscal year, the board of directors shall cause a social purpose report to be furnished to the shareholders by making such report publicly accessible, free of charge, at the Corporation's principal internet web site address. The annual social purpose report shall include: (a) a narrative description of the ways in which the Corporation pursued it's purposes identified in Article II, and the extent to which these purposes were achieved; (b) any circumstances that may have hindered the Corporation from achieving the purposes in Article II; (c) the identity of, and process and rationale for selecting or changing, the third-party standard used to assess the purposes identified under Article II; and (d) an assessment of the overall social performance of the Corporation against a third-party standard: (i) applied consistently with any application of that standard in prior benefit reports; or (ii) accompanied by an explanation of the reasons for: (A) any inconsistent application; or (B) the change to that standard from the one used in the immediately prior report. For the purposes of this Articles of Incorporation, a "third-party standard" shall mean a recognized standard for defining, reporting, and assessing corporate social performance that is (1) comprehensive because it assesses the effect of the business and its operations upon the interests listed at Article X, Section 10.1; (2) developed by an entity that is not controlled by the Corporation; (3) credible because it is developed by an entity that both (i) has access to necessary expertise to assess overall corporate social performance; and (ii) uses a balanced multi-stakeholder approach to develop the standard, including a reasonable public comment period; and (4) transparent because the following information is publicly available: (i) about the standard: (a) the criteria considered when measuring the overall social performance of a business; (b) the relative weightings, if any, of those criteria (ii) about the development and revision of the standard: (c) the identity of directors, officers, material owners, and the governing body of the entity that developed and controls revisions to the standard; (d) the process by which revisions to the standard and changes to the membership of the governing body are made; (e) an accounting of the revenue and sources of financial support for the entity with sufficient detail to disclosure any relationships that could reasonably be considered to present a potential conflict of interest.

ARTICLE XV
REGISTERED AGENT AND OFFICE

The name of the initial registered agent of this Corporation and the address of the registered office are as follows: Todd Weaver, 3214 West McGraw, Suite 106-19, Seattle, WA 98199.

ARTICLE XVI
INCORPORATOR

The name and address of the incorporator is as follows: Todd Weaver, 3213 W. Wheeler St. Suite, 191, Seattle, WA 98199.

Dated this 13 day of February, 2017.



Incorporator